NEWS RELEASE

For Immediate Release
November 27, 2009

Canwest Global Communications Corp. Reports Fourth Quarter
and Fiscal Year End 2009 Results

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) today reported operating profits before restructuring, impairment and other one time expenses of $462 million for its fiscal year ended August 31, 2009. The Company undertook extensive operational restructuring initiatives resulting in substantially reduced operating expenses during the year. The Company’s operations are well positioned to benefit from an improving Canadian economy.

For the fiscal year ended August 31, 2009, the Company’s revenues decreased 8% to $2.87 billion and its operating profits before restructuring, impairment and other one time expenses decreased by 25% to $462 million. For the twelve month period the Company reported a net loss of $1.69 billion including $1.42 billion in non-cash impairment losses on goodwill, intangible assets and property and equipment, interest rate and foreign currency swap losses of $150 million and foreign exchange gains of $278 million.

The results reflect the impact of the extraordinary decline in advertising revenue. In fiscal 2009, the Company responded with restructuring and workforce reduction initiatives which reduced operating expenses by approximately $213 million, of which the Canadian operations accounted for $141 million. Through these actions and those taken with respect to the E! network the Company’s Canadian workforce was reduced by 16% or 1,372 positions.

For the three months ended August 31, 2009, revenues were $624 million compared to $721 million for the same period last year. Operating profit for the fourth quarter before restructuring and impairment expenses was $52 million compared to $60 million a year earlier. For the quarter, the Company reported a net loss of $111 million or a loss of $0.62 per share.

in millions of dollars, except per share amounts	Three months ended August 31		change	Twelve months ended August 31		change
	2009	2008		2009	2008
Reported Results
Revenues	624	721	(13)%	2,867	3,127	(8)%
Operating profit(1) before restructuring, impairments and other one time expenses	52	60	(14)%	462	616	(25)%
Operating profit	25	60	(58)%	310	551	(44)%
Net loss	(111)	(1,019)		(1,689)	(1,042)
EPS	(0.62)	(5.74)		(9.51)	(5.87)

“While the abrupt and unprecedented decline in advertising revenue had a significant impact on Canwest, most business units continued to perform better than the industry average with online and specialty television reporting growth even in the face of the recession,” Canwest President and CEO Leonard Asper said.

Mr. Asper added: “During this difficult time we have taken swift action to not only adjust our business model through aggressive cost reductions, but have taken actions including developing new online platforms, launched and rebranded new channels, that have allowed us to expand our audiences and position the business units to be even stronger competitors as the economy begins to rebound.”

Segment Results

Publishing

Revenues for the Company's publishing operations for the fourth quarter were $238 million, 20% lower than revenues of $299 million for the same period in fiscal 2008. Publishing operating profit of $25 million for the fourth quarter was down 54% from $54 million in fiscal 2008. For the twelve months ended August 31, 2009, revenues were $1,099 million and operating profit was $177 million down 15% and 40% respectively, from last year. The declines in revenues and operating profits, although partially offset by lower operating expenses, continue to reflect the impact of economic pressures felt across all markets.

Canadian Television Combined (Canadian Television and CW Media)

Canadian television operations, including the CW Media specialty television operations, reported fourth quarter revenues of $184 million, 11% lower than the same period in the previous year. Operating profit in the fourth quarter was $12 million, compared to a loss of $0.4 million the previous year. For the twelve months ended August 31, 2009 revenues were $1 billion, down 3%, and operating profit was $194 million, up 18%, from the prior year. These results continue to reflect the industry leading performance of the specialty television operations and continued focus on cost containment initiatives.

Australian Television

Network TEN's fourth quarter revenue of $171 million was down 3%, as compared to the same quarter in fiscal 2008. Network TEN’s fourth quarter operating profit of $19 million was up 60% from $12 million a year earlier.  For the twelve months ended August 31, 2009, reported revenues were $636 million and operating profit was $118 million, down 15% and 36% respectively, from last year. These results continued to be impacted by the difficult Australian advertising market and the effect of a  weaker currency relative to the Canadian dollar throughout fiscal 2009.

Highlights

•
On October 5, 2009 Canwest entered into a support agreement with the members of the ad hoc committee of 8% noteholders (the “Ad Hoc Committee”) of Canwest Media Inc. (“CMI”), whereby, subject to certain conditions, the Ad Hoc Committee agreed to support a recapitalization plan in respect of CMI. As part of the implementation of the recapitalization plan, and in accordance with the support agreement, the Company together with certain of its subsidiaries, voluntarily filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on October 6, 2009.

•
On October 1, 2009 Canwest completed the sale of all its interest in Ten Network Holdings Limited (“TNHL”). Net proceeds of $618 million were used to repay the 12% secured notes issued by CMI and Canwest Television Limited Partnership, advances under the CIT Business Credit Canada Inc. (“CIT”) credit facility, partially repay amounts outstanding under the 8% CMI notes and for general corporate purposes.

•
On August 31, 2009 Canwest Limited Partnership reached a forbearance agreement with the administrative agent under its senior secured credit facility whereby the administrative agent agreed to forbear from acting on certain defaults in the Limited Partnership's senior credit agreement to November 9, 2009. Canwest Limited Partnership and its senior lenders are in discussions regarding a further extension of the forbearance period and regarding the framework for a potential financial restructuring.

•
For the year Canwest conventional television’s 7% revenue decline outperformed the Canadian Conventional television advertising market’s decline of 12%. The Global network is off to its best Fall in over half a decade with its primetime audience increasing by 56% for total viewers nationally and 37% for Adults 18-49.

•
Global continues to be solidly positioned for audience growth with returning hit shows every night of the week from House, to NCIS, to Survivor, to Family Guy and Bones. It has added to this lineup some of the most popular new shows on television including Glee, NCIS: LA, The Cleveland Show, Lie to Me and The Good Wife.

•	Global now owns half of the Top 10 programs in the country, and in the key markets of Toronto, Calgary and Vancouver, Global has four, five and six of the Top 10 programs, respectively.
•	House remains Canada’s #1 Show - nationally and in all key markets. Global is also home to the season’s top three breakout hit series and 10 of the Top 20 overall programs.

•	For the year Canwest specialty channels outperformed the Canadian Specialty advertising market demonstrating 3% growth while the industry declined by 2%.
•	Canwest has 4 of the top 10 specialty analog channels(2) with History Television at number 3 with its audience increasing by 14%.
•	Canwest maintained its dominance of specialty digital channels having all 5 out of the Top 5 digital channels(2).

•
Canwest Publishing signed distribution agreements that support the Company’s strategy to ensure that its content is available to people wherever they want it and ensuring that advertisers are able to reach the consumers that they want.

•	Canwest’s daily newspapers and canada.com went live with mobile-optimized versions of their destination news and information websites for consumers on-the-go and at work.
•
Canwest Publishing reached an agreement with Amazon to carry our newspaper content on their Kindle devices. The National Post will be the first product available on Kindle followed by Canwest’s other major daily newspapers within a few months.

•      Canwest’s digital network attracted on average 6.3 million unique visitors monthly and compared to last year, moved up one place to become the 5th ranked portal on the comScore ranking.

•	canada.com Newspapers ranked No. 1 in the newspaper category with 2.9 million unique monthly visitors, an increase of 33% from the fourth quarter last year.

•
Global News unveiled its redesigned comprehensive news portal, News.globaltv.com. Boasting the combined resources of Canada’s largest news operation, the new collection of sites includes redesigned national, international and local news pages in a user-friendly multimedia design.

Canwest Restructuring:

CMI is in default under the terms of its 8% senior subordinated unsecured notes indenture as a consequence of the non payment of interest due in September 2009. On October 5, 2009, Canwest Global Communications Corp. entered into a Support Agreement with the Ad Hoc Committee which sets out the terms and conditions of a proposed recapitalization transaction (the “Recapitalization Agreement”). The proposed recapitalization transaction is supported by members of the Ad Hoc Committee representing over 70% of the outstanding principal amount of 8% senior subordinated notes issued by CMI. The support of the proposed recapitalization transaction by the Ad Hoc Committee is subject to the satisfaction of a number of conditions and the Recapitalization Agreement may be terminated under certain circumstances.
After consideration of all other alternatives, the Company determined, with the support of the Ad Hoc Committee that a financial and corporate restructuring could be most effectively achieved within the framework of creditor protection proceedings.  On October 6, 2009, pursuant to the Recapitalization Agreement Canwest voluntarily applied for and successfully obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the CCAA for Canwest Global Communications Corp., Canwest Media Inc., Canwest Television Limited Partnership (including Global Television, MovieTime, DejaView and Fox Sports World), The National Post Company and certain non-operating subsidiaries. Canwest Limited Partnership (and its subsidiaries including Canwest Publishing Inc.)and CW Investments Co. (and its subsidiaries including CW Media Holdings Inc.) are not included in these proceedings.

Through the term of the CCAA proceedings, the applicants remain in possession of their assets and properties and will continue to operate the businesses with the assistance of the Court appointed monitor and under the supervision of the Court. The Company has secured debtor-in-possession financing from CIT to $100 million, which together with liquidity provided from the sale of the Company’s 50.1% shareholdings in TNHL, is expected to be sufficient to fund operations until the expected date when the recapitalization transaction is completed.

Canwest Limited Partnership, is in default under the terms of its senior secured credit facilities, its senior subordinated unsecured credit facility and its senior subordinated unsecured notes indenture as a result of, among other things, it discontinuing interest and principal payments effective in May 2009 and its failure to satisfy the demand for immediate repayment of its obligations related to certain hedging derivative instruments which were terminated as a consequence of the foregoing defaults.

Effective August 31, 2009, Canwest Limited Partnership entered into a forbearance agreement with the administrative agent under the senior secured credit facility under which the administrative agent has agreed to not take any steps with respect to certain defaults that arose under the senior secured credit facility prior to that date and to work with management of Canwest Limited Partnership to develop and implement a consensual pre-packaged restructuring, recapitalization or reorganization of Canwest Limited Partnership and its subsidiaries. In accordance with the terms of the forbearance agreement the lenders cancelled all undrawn amounts under the revolving credit facility. Canwest Limited Partnership agreed to pay the interest owing and the continuing interest on its senior secured loans and on the amounts outstanding under the terminated hedging arrangements. The forbearance agreement is subject to a number of conditions and requires the achievement of certain milestones. The term of the agreement, originally October 31, 2009, was extended to November 9, 2009. This agreement has expired, however, Canwest Limited Partnership and its lenders under the senior secured credit facilities continue discussions regarding the framework for a potential financial restructuring.  These creditors could demand the immediate repayment of the amounts outstanding.
While the Company is pursuing the financial restructuring that it requires to recapitalize the Company and reduce its debt obligations it remains focused on improving operational efficiency and continues to execute its business strategy across all lines and win market share in a recovering economy.

Notes:

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure because it is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of loss found at the end of this release.

(2) In the Adult 25-54 demographic; June 1 – August 30/09

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2009 dated November 26, 2009 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ). Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Canwest will not be hosting a quarterly conference call/audio webcast to discuss fourth quarter fiscal 2009 results.

Canwest Global Communications Corp. financial statements and Management’s Discussion and Analysis for three and twelve months ended August 31, 2009 are available on the Company's website: www.canwest.com.

Financial statements and Management’s Discussion and Analysis for three and twelve months ended August 31, 2009 for Canwest Media Inc. can be found on www.canwest.com.

Financial statements and Management’s Discussion and Analysis for three and twelve months ended August 31, 2009 for Canwest Limited Partnership can be found on www.canwest.com.

Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX-V: CGS and CGS.A) is Canada’s largest media company. In addition to owning the Global Television Network, operating 18 industry-leading specialty channels and having ownership in 5 specialty channels, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns and operates more than 80 online properties.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended August 31,		For the year ended August 31,
	2009	2008 (Revised)	2009	2008 (Revised)
REVENUE
Publishing	237,728	298,724	1,099,075	1,298,065
Television
Canada	102,874	126,756	623,834	670,702
CW Media	81,547	80,585	376,249	360,024
	184,421	207,341	1,000,083	1,030,726
Australia	171,318	177,408	635,996	752,530
Total television	355,739	384,749	1,636,079	1,783,256

Out-of-home	31,164	39,534	133,944	161,641
Intersegment revenues	(237)	(2,421)	(1,639)	(7,613)
	624,394	720,586	2,867,459	3,235,349
Elimination of equity accounted affiliates	-	-	-	(108,767)
CONSOLIDATED REVENUE	624,394	720,586	2,867,459	3,126,582

OPERATING PROFIT
Publishing	25,043	54,412	177,116	295,065
Television
Canada	(22,450)	(19,504)	29,945	43,666
CW Media	34,794	19,080	163,950	120,571
	12,344	(424)	193,895	164,237
Australia	19,435	12,121	118,131	185,474
Total television	31,779	11,697	312,026	349,711

Out-of-home	(1,810)	397	(3,077)	6,369
Corporate and other	(3,338)	(6,335)	(24,058)	(34,745)
	51,674	60,171	462,007	616,400
Restructuring expenses	(22,916)	(441)	(72,158)	(20,715)
Broadcast rights write-downs	(3,534)	-	(48,756)	-
Retirement plan curtailment expense	(27)	-	(31,327)	-
	25,197	59,730	309,766	595,685
Elimination of equity accounted affiliates	-	-	-	(44,440)
OPERATING PROFIT(1)	25,197	59,730	309,766	551,245

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure because it is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of loss.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF LOSS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended August 31,		For the year ended August 31,
	2009	2008 (Revised)	2009	2008 (Revised)
Revenue	624,394	720,586	2,867,459	3,126,582
Operating expenses	572,720	660,415	2,405,452	2,554,622
Restructuring expenses	22,916	441	72,158	20,715
Broadcast rights write-downs	3,534	-	48,756	-
Retirement plan curtailment expense	27	-	31,327	-
	25,197	59,730	309,766	551,245
Amortization of intangible assets	1,952	2,201	7,978	9,040
Amortization of property and equipment	25,036	31,245	104,590	113,539
Other amortization	78	(3)	412	379
Operating income	(1,869)	26,287	196,786	428,287
Interest expense	(80,080)	(89,591)	(324,672)	(328,517)
Accretion of long-term liabilities	(43,139)	6,792	(109,196)	(67,560)
Interest income	449	1,183	2,445	21,946
Interest rate and foreign currency swap gains (losses)	7,164	6,781	(150,327)	(53,991)
Foreign exchange gains (losses)	(6,939)	(15,454)	277,952	(10,219)
Investment gains, losses and write-downs	58,938	(9,450)	52,512	(31,652)
Impairment loss on property and equipment	-	-	(32,418)	-
Impairment loss on intangible assets	-	(408,484)	(226,341)	(408,484)
Impairment loss on goodwill	(28,250)	(596,895)	(1,158,339)	(596,895)
	(93,726)	(1,078,831)	(1,471,598)	(1,047,085)
Provision for (recovery of) income taxes	13,452	(64,808)	165,181	(23,318)
Loss before the following	(107,178)	(1,014,023)	(1,636,779)	(1,023,767)
Minority interest	(4,020)	5,649	3	(42,439)
Interest in earnings of equity accounted affiliates	171	283	1,181	39,989
Realized currency translation adjustments	107	1,912	(718)	850
Net loss from continuing operations	(110,920)	(1,006,179)	(1,636,313)	(1,025,367)
Gain (loss) from sale of discontinued operations	195	(6,970)	(8,755)	(6,970)
Loss from discontinued operations	-	(5,931)	(44,201)	(9,806)
Net earnings (loss) from discontinued operations	195	(12,901)	(52,956)	(16,776)
Net loss for the period	(110,725)	(1,019,080)	(1,689,269)	(1,042,143)

Loss per share from continuing operations:
Basic	$(0.62)	$(5.66)	$(9.21)	$(5.77)
Diluted	$(0.62)	$(5.66)	$(9.21)	$(5.77)

Loss per share:
Basic	$(0.62)	$(5.74)	$(9.51)	$(5.87)
Diluted	$(0.62)	$(5.74)	$(9.51)	$(5.87)